Background Paper

Caemi Mineração e Metalurgia S.A. (Caemi)

February 2001

Overview

- BHP has entered into an agreement to acquire a 20 per cent equity interest in Brazilian company Caemi Mineração e Metalurgia S.A. (Caemi) from Mario and Guilherme Frering for a consideration of US$332 million.

- The 20 per cent equity interest comprises 60 per cent of the voting capital in Caemi.

- Caemi is a diversified company with interests in iron ore, kaolin and transport and logistics.

- Caemi's principal asset is MBR; an iron ore company that produces high-grade ore from several open pit mines in Brazil's "Iron Quadrangle". This 60 square km area of high-grade iron ore deposits has a total production of about 100 million tonnes. BHP already has a substantial investment in this region through its 50 per cent participation in Samarco Mineração S.A.

- The purchase of the Caemi assets allows BHP to build global strategic alliances and marketing relationships with its customers through a full suite of iron ore products, which could efficiently meet a steelmaker's complete requirements anywhere in the world.

- This acquisition provides BHP with an entry into a new industrial minerals business via equity in CADAM, the world's largest and lowest cost producer of fine-grained kaolin.

- Completion of the acquisition is subject to competition law approval by the European Commission and the waiver, or non-exercise, by Mitsui & Co. Ltd. of its right of first refusal, which exists for 60 days.

- Following completion of the acquisition, BHP will make a delisting tender offer for preferred shares subject to Caemi shareholder approval. The tender offer will be pursuant to the rules of Ruling n. 229/95 of Comissao de Valores Mobiliarios – CVM (Brazilian Securities Commission), and will be subject to CVM's prior approval.

- The tender offer will be at R$340 per 1,000 shares, which represents an 11 per cent premium to the closing price on Friday 9 February (R$306 per 1,000 shares), and a 34 per cent premium to the average trading price over the past six months.

- The tender offer will be subject to monetary adjustment in Reais in accordance with CVM regulations.

- The Caemi acquisition will be EPS (Earnings Per Share) accretive to BHP, assuming a successful tender for the free float.


FRERING FAMILY
60% Voting
(20% total capital)
FREE FLOAT
(40% total capital)
MITSUI & CO.
40% Voting
(40% total capital)
CAEMI
Iron Ore
Logistics
Kaolin
Bauxite
%
Ownership
Total Capital
85%
MBR
50%
QCM
MRS
32%
62%
CADAM
85%
MSL

CAEMI's Ownership Structure and Business Units

Strategic Rationale

- The Caemi shareholding gives BHP an expanded position in the highly profitable iron ore industry. It delivers the Company high quality, long life reserves with substantial scope for further optimisation.
- The assets complement BHP's Australian iron ore business and provide the Company with a highly market competitive, global spread of operations, resources and customers.
- Future synergies potentially exist with Samarco Mineração S.A. in terms of resource utilisation and ore processing technologies and practices. The transaction also provides the Company with a good foundation for further development in this mineral-rich region of Brazil.

Future Opportunities

BHP has identified a number of options to further improve operational capabilities at both MBR and QCM. These will be reviewed with Mitsui & Co. Ltd. and other key stakeholders, at the appropriate time.

Options include optimisation of product offering, combining existing mining operations, capturing potential rail efficiencies and improving mine operations (drilling, mine excavation, labour and overhead costs).

Description of Caemi Assets

Minerações Brasileiras Reunidas S.A. (MBR)

Caemi holds an 85 per cent interest in MBR, which is the world's fourth largest iron ore company. MBR produces a variety of products including sinter feed fines, pellet feed fines, blast furnace lump and direct reduction ore.

The majority of MBR's sales are to Europe, with significant customers also in Asia, Japan, Brazil, the Americas and the Middle East.

The company operates five active mines in the iron ore quadrangle area of Brazil and has extensive reserves of both Haematite and Rich Itabrite. Production capacity at MBR is currently being expanded from 26 mtpa to 32 mtpa.

The company also owns and operates a terminal at Guaiba Island, incorporating two sizer reclaimers, three stacker reclaimers, two car dumpers and one shiploader. Capacity at the port is currently being increased to 30+ mtpa.



BELO HORIZ
O
NEIRO
ÁGUAS CLARAS
OLHOS D'ÁGUA
TERMINAL
MUTUCA
CAPÃO XAVIER
E JANEIRO
JANGADA
HIGHWAY
D
TAMANDUÁ
CAPITÃO DO MATO
BR-040
ABÓBORAS
N
CENTRAL LINE
ANDAIME TERMINAL
BR-356
STEEL RAILWAY
0 2 4 Km
GALINHEIRO
OURO PRET
GRAPHIC SCALE
RIO DE J
RIO
PICO

MBR Operations

MRS Logistica S.A. (MRS)

Caemi holds a 27 per cent economic interest (15 per cent voting interest) in MRS (held indirectly through MBR).

MRS is a Brazilian-based regional transport and logistics company. The majority of product railed by MRS is iron ore. The company also transports coal, steel, cement and some general freight.

Between 1986 and 2000 MRS significantly increased tonnages transported on its rail line (1986 - 39 mtpa / 2000 - 66 mtpa). In 2001 it is expected MRS will transport about 79 mtpa.

Since MRS was privatised in 1996, the operating efficiency of the railroad has improved significantly. As an example, fuel consumption, the single largest non-labour cost, has reduced by 13 per cent through driver training (worth R$10 million in 2000). Based on benchmarking data from BHP's Pilbara operations, further operating improvements are possible.


MRS Rail System
BELO HORIZONTE
FCA
FERRUGEM
SARZEDO
ÁGUAS CLARAS
ANDAIME
M. BURNIER
E.F.V.M. (PATRAG)
JECEABA
CONS. LAFAIETE
ITUTINGA
Steel Railway
FERROBAN
JUNDIAÍ
SÃO PAULO
LAPA
M.FEIO
CORUPUTUBA
CRUZEIRO
BOM JARDIM
Central Line
T. RIOS
V. REDONDA
SAUDADE
B.MANSA
B. PIRAÍ
SUPERVIA
IPIRANGA
S. J. DOS CAMPOS
SANTO ANDRÉ
PARANAPIACABA
CPTM.
BRISAMAR
ITAGUAÍ
GUAÍBA
SEPETIBA
ARARÁ
CUBATÃO
Rio - Sao Paulo Line
Santos-Jundiai Line
SANTOS
BAIXADA SANTISTA
RIO DE JANEIRO
MRS LOGISTICA S.A.

MRS Rail System

CADAM S.A. (CADAM)

Caemi has a 62 per cent interest in CADAM; the world's largest and lowest cost producer of fine-grained kaolin. Kaolin is an industrial mineral that is used mainly in the paper industry.

The company produced approximately 716,000 tonnes of hydrous coating kaolin in 1999 and supplies 33 per cent of the world market with fine kaolins for paper.

The kaolin industry has an attractive structure and financial performance. CADAM is positioned at the premium, high growth segment of the market (fine grained kaolins).

CADAM exports to major customers in North America, Europe (total market share 15 per cent; market share for fine kaolins for paper 57 per cent), and Japan (total market share 20 per cent; market share for fine kaolins for paper 50 per cent).

CADAM has extensive, high quality reserves and diversified global sales. Its mine beneficiation plant and port terminal are fully integrated, resulting in a very favourable overall cost position. In addition, most of its sales are denominated in US$, while costs are largely generated in Reais.

The outlook for CADAM is extremely good with an expected growth rate of 5-6 per cent per annum over the next five years through the introduction of a new product and sales in important markets such as North America, Finland and China.

The company also has strong opportunities for alliances with other kaolin producers in Brazil and the USA, and/or carbonate producers.



Location Map

Quebec Cartier Mining Co. (QCM)

Caemi has a 50 per cent holding in QCM; a producer of iron ore pellets and concentrates located in Quebec, Canada. The other 50 per cent equity is held by Dofasco, Canada's largest integrated steelmaker.

QCM operates four mines in eastern Quebec. In 1999 the company produced nine million tonnes of pellets and six million tonnes of concentrates.

The majority of production from QCM is sold into Europe with the bulk of the remainder going to North America.

QCM's operations (mines, concentration plant, railroad, pellet plant and port terminal) are fully integrated.

Contact details:

MEDIA RELATIONS	**INVESTOR RELATIONS**
Mandy Frostick	Dr Robert Porter
Manager Media Relations	Vice President Investor Relations
Phone: (61 3) 9609 4157	Phone: (61 3) 9609 3540
Mobile: (61) 0419 546 245	Mobile: (61) 0419 587 456

BHP Limited
ABN 49 004 028 077